UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at August 14, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 14, 2007

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES THIRD QUARTER RESULTS FOR FISCAL 2007

August 14, 2007, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX: TGB) announces its financial results for the quarter ending June 30, 2007, including production and sales for the Gibraltar Mine located near the City of Williams Lake in south-central British Columbia. All dollar amounts are stated in Canadian currency unless otherwise indicated.

Overview & Highlights

Taseko's cash flow from operations was $14.6 million and earnings were $12.4 million or $0.10 per share ($0.09 per share fully diluted) for the quarter ended June 30, 2007.

As shown in the table below, cash flow from operations for the quarter increased by $2.2 million and net earnings increased by $8.3 million, over the comparable period in the previous fiscal year.

	Quarter Ended June 30, 200 7	Quarter Ended June 30, 2006
Revenue[1]	$55.9 million	$59.9 million
Copper	$49.9 million[2]	$54.8 million
Molybdenum	$5.6 million	$5.1 million
Cash Flow[3]	$14.6 million	$12.4 million
Cash Flow per Share (basic)	$0.11	$0.11
Earnings (after tax)	$12.4 million	$4.1 million
Earnings per share (basic)	$0.10	$0.04

1 Includes revenue from sales of silver of $0.4 million (Q3-2007) and nil (Q3-2006).
2Includes revenue from sales of copper cathode.
3 Cash flow and cash flow per share are measures used by the Company to assess its performance. They are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations including net change in working capital balances and cash flow per share is the same measure divided by the number of common shares outstanding during the period.

For the nine months ended June 30, 2007, Taseko had an operating profit of $74.7 million and net earnings after tax of $35.6 million, as compared to an operating profit of $33.8 million and net earnings after tax of $13.9 million for the same period in fiscal 2006.

For the quarter, Gibraltar produced 12.7 million pounds of copper, an increase of 2.6 million pounds from the same period in 2006.

Taseko's realized prices for copper and molybdenum sales for the quarter were US$3.53 per pound and US$31.95 per pound, respectively, reflecting the Company's unhedged selling program.

The Phase 1 and Phase 2 mill and mine expansion and upgrades at the Gibraltar Mine are on time and on budget.
$2.3 million was spent on drilling to further expand the Gibraltar reserves.

Taseko spent $2.2 million during the quarter to advance the feasibility and environmental assessment studies on the Prosperity Gold-Copper Project.

Gibraltar Mine

Third Quarter 2007 Production

The following table is a summary of the operating statistics for the third quarter of fiscal 2007 compared to the same quarter in fiscal 2006.

	Q3-Fiscal 2007	Q3-Fiscal 2006
Total tons mined (millions)[1]	8.9	8.8
Tons of ore milled (millions)	2.4	2.4
Stripping ratio	2.6	2.7
Copper grade (%)	0.32	0.27
Molybdenum grade (%Mo)	0.010	0.015
Copper recovery (%)	76.4	79.6
Molybdenum recovery (%)	36.3	38.3
Copper production (millions lb)	12.7[3]	10.1
Molybdenum production (thousands lb)	151	169
Copper production costs, net of by-product credits[2], per lb of copper	US$1.14	US$1.50[4]
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.32	US$0.50
Total cash costs of production per lb of copper	US$1.46	US$2.00

1Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2The by-product credit is based on pounds of molybdenum and ounces of silver sold.
3Q3-2007 copper production includes 11.8 M lb in concentrate and 0.9 M lb in cathode.
4Includes contractor overhead and mining lease costs.

Copper production cost for Q3-2006 is approximately US$0.37/lb above plan as a result of lost production as a result of primary crusher failure.
Copper and molybdenum production for the quarter was affected by a fire in an electrical control room in the secondary crusher in late April. Nine days of mill production were lost to downtime resulting from repairs directly related to fire damage. The mine continued to move waste rock during the mill shutdown.

Copper and molybdenum recoveries were lower than previous quarters as a result of the transition to the new 160 cubic meter flotation cells. On May 11, five of the new cells were operational, at which time the remaining original and smaller cells were taken out of service and removed. The concentrator's flotation capacity was reduced by approximately 10% from that time until the next bank of five new cells was operational in mid-July. All ten cells were in operation on schedule by mid-July, and rougher flotation capacity has now been increased by 160%. This will be sufficient to meet the capacity required for the Phase 1 and Phase 2 expansions.

Production from the solvent extraction/electrowinning (SX/EW) plant was lower than expected during April and May as the operation worked through cold weather and system start up issues. The plant produced over 500,000 pounds of copper in cathode in June, equating to an annual capacity of 6 million pounds.

Sales

  Copper concentrate sales for the quarter were 22,603 wet metric tonnes ("WMT"), containing 13.0 million pounds of copper.
  Copper cathode sales for the quarter were 0.6 million pounds.
  Molybdenum concentrate sales were 141 WMT, containing 138,164 pounds of molybdenum.
Inventory
  Copper concentrate inventory at June 30, 2007 was 842 WMT (0.34 million pounds of copper) a decrease in inventory from the 2,608 WMT (1.5 million pounds of copper) at the end of the previous quarter.
  Copper cathode inventory at the end of the quarter was 0.9 million pounds, as compared to 0.6 million pounds in inventory at the end of the previous quarter.
  At the end of the quarter, molybdenum in concentrate inventory was 27.4 WMT (27,396 pounds of molybdenum), compared to 14.9 WMT (14,408 pounds of molybdenum) at the end of the previous quarter.

Concentrator Expansion Project

All ten new 160 cubic meter flotation cells were installed and operational by mid-July. These new cells will improve copper and molybdenum recoveries and provide sufficient capacity for planned increases in the concentrator throughput.

The major Semi Autogenous Grinding (SAG) mill components were constructed in Europe, and commenced shipment in July 2007. Delivery is on target for August 2007. Mill motors and ancillary systems are on site at Gibraltar and are being installed in the newly erected SAG mill building.

As a result of SAG mill installation and flotation upgrades, the ore processing capacity of the concentrator at Gibraltar will increase from 36,750 to 46,000 tons per day (tpd) by the end of calendar 2007.

The Phase 2 expansion, announced in May 2007, is designed to increase concentrator capacity from 46,000 to 55,000 tpd by late 2008. This project consists of modernizing and increasing regrind capacity, cleaner flotation, and concentrate circuits, installing a two stage pumping system, and adding a pebble crusher to the SAG mill circuit. The engineering work is proceeding on schedule, equipment will be ordered once the designs are complete.

Labour

There were no lost time accidents during the quarter. The number of personnel at the end of the quarter was 315, compared to 281 at the end of the same quarter of fiscal 2006.

Exploration Drilling

A $5 million, 106,000-foot (32,300 m) second phase drilling program began during the second quarter of fiscal 2007. During the quarter, 68 drill holes were completed or in progress, totalling 64,000 feet (19,500 m) drilled. A new reserve update will be completed by the end of fiscal 2007.

2007 Production Forecast

Copper and molybdenum production in the first nine months of 2007 was 35.1 million pounds and 431,000 pounds, respectively.
Milling and metal production achieved expected rates over extended periods during the third quarter, and these quarter-on-quarter improvements are expected to continue.

Prosperity Project

The Company is continuing to work with Hatch on the Prosperity feasibility study.

The study is undergoing a thorough review and optimization, which will move the final date for completing the report to the end of September 2007. Work to date has achieved significant decreases in capital estimates and operating expenses while maintaining concentrator throughput at 70,000 tonnes per day.

The Department of Fisheries and Oceans has recommended to the Federal Minister of Environment that the Project be referred to a Joint Panel Review. Taseko is actively engaged with federal and provincial regulatory agencies in the review of the Project.

Financial Results

The Company's pre-tax earnings for the quarter ended June 30, 2007 increased to $19.1 million, compared to $9.7 million for the same period in 2006. The Company's after-tax earnings for the quarter ended June 30, 2007 increased to $12.4 million, compared to $4.1 million for the same period in fiscal 2006.

The Company reported revenues of $55.9 million for the quarter, compared to $59.9 million in the third quarter of 2006. The decrease was due to a decrease in pounds of copper sold. Revenues for the quarter consisted of copper concentrate sales of $47.8 million (Q3-2006 - $54.8 million); molybdenum concentrate sales of $5.6 million (Q3-2006 - $5.2 million); silver concentrate sales of $0.4 million (Q3-2006 - $1.1 million), and copper cathode sales of $2.1 million (Q3-2006 - nil).

Cost of sales for the third quarter of fiscal 2007 was $26.1 million, compared to $40.8 million for the same period in fiscal 2006. Costs of sales consist of total production cost of $20.8 million (Q3-2006 - $22.7 million) for metal produced and sold during the quarter, plus a copper inventory reduction adjustment of $0.6 million (Q3-2006 - $9.1 million), and transportation and treatment costs of $4.7 million (Q3-2006 - $9.0 million). The decrease in cost of sales for the quarter was due to lower sales quantities and lower waste to ore ratios in the Pollyanna Pit.

Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. Amortization expense for the quarter was $1.4 million compared to $0.8 million for the same period in fiscal 2006. Despite an increase in recoverable reserves and expected mine life at Gibraltar in fiscal 2007, amortization expense for the quarter was higher than the prior year as a result of increased capitalization of deferred exploration and additions of major mining equipment.

Exploration expenses for the quarter decreased to $2.2 million, compared to $3.0 million for the same period in fiscal 2006. Although the Company increased exploration at the Prosperity project, exploration expenses decreased during the quarter because the Company capitalized $2.3 million of the expenses related to increasing the reserves and life of the Gibraltar Mine.

General and administrative costs for the quarter decreased to $1.3 million from $2.4 million for the same period in fiscal 2006. Even though staffing levels and corporate activities relating to the Company's acquisition and tax planning initiatives were higher, there was a decrease in legal fees. Legal fees in 2006 were higher due to an arbitration proceeding.

Stock-based compensation increased to $1.9 million, compared to $1.7 million in the same period in fiscal 2006, as a result of new share purchase options and a higher fair value on the options granted during the quarter.

The Company recorded a foreign exchange loss of $1.5 million in the quarter, compared to a gain of $0.3 million in the same period in fiscal 2006. A significant portion of the Company's cash reserves are denominated in US dollars. The weakening United States dollar caused the Company to realize an exchange loss on its cash reserves.

Interest and other income increased to $2.4 million as compared to $1.6 million in Q3-2006. The increase was due to interest earned on the Company's increasing cash balances.

Current and future income taxes of $6.7 million were recorded in the quarter, compared to $5.6 million in the same period of fiscal 2006. The increase in income taxes is due to the depletion of tax pools as a result of the Company's continued profitability.

The Company also has a tax liability provision of $22.5 million (2006 - $24.1 million) recorded on the Company's balance sheet. This provision relates to an income tax expense recorded in fiscal 2004 for a subsidiary company which management believes is less than likely of ever becoming payable. For further details, see the Management Discussion and Analysis for the year ending September 30, 2006.

Taseko will host a conference call on Wednesday, August 15 at 11:00 a.m. Eastern Time (8:00 AM Pacific Time) to discuss these results. The conference call may be accessed by dialing (800) 638-5439 or (617) 614-3945 internationally. The passcode is 11374323. A live and archived audio webcast will also be available at www.tasekomines.com in the Corporate Events section of the Investor Centre. The quarterly financials will be posted with this news release on the Company's website.

For further details on Taseko Mines Limited, please visit the website or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of reserves or resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

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